Exhibit 99.1

Wellchange Holdings Company Limited Announces $4 Million Private Placement

NEW YORK, Sept. 19, 2025 (GLOBE NEWSWIRE) -- Wellchange Holdings Company Limited (“WCT” or the “Company”) (Nasdaq: WCT) today announced that it has entered into a securities purchase agreement (the “Agreement”) on September 9, 2025 with certain investor for the purchase and sale of up to an aggregate of 100,000,000 Class A ordinary shares, par value of $0.00005 per share (the “Class A Ordinary Shares”) of the Company, at a purchase price of about $0.04 per share in a private placement (the “Offering”).

The aggregate gross proceeds to the Company are expected to be approximately $4 million. The transaction was closed on September 19, 2025.

Chaince Securities, LLC is acting as the sole placement agent.

The Shares will be offered and sold to investors in the Offering pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended, and the rules and regulations of the Securities and Exchange Commission (“SEC”) thereunder (collectively, the “Securities Act”), in reliance upon Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated by the Commission under the Securities Act (“Regulation D”). The Company has agreed to register the resale of the Shares on a registration statement within 60 days from the date of the Agreement.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Wellchange Holdings Company Limited

Wellchange Holdings Company Limited is an enterprise software solution services provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Wching Tech Ltd Co. The Company provides customized software solutions, cloud-based software-as-a-service (“SaaS”) platforms, and “white-label” software design and development services. The Company’s mission is to empower our customers and users, in particular, small and medium businesses, to accelerate their digital transformation, optimize productivity, improve customer experiences, and enable resource-efficient growth with our low-cost, user-friendly, reliable and integrated all-in-one Enterprise Resource Planning software solutions.

For more information, please visit the Company’s website: https://www.wchingtech.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including the closing of the Offering, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For investor and media inquiries, please contact:

Wellchange Holdings Company Limited
Shek Kin Pong, CEO

Email: contactus@wchingtech.com